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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended September 30, 2002

WILLIS GROUP HOLDINGS LIMITED

(Translation of registrant's name into English)

Ten Trinity Square,
London EC3P 3AX
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(millions, except per share data)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
REVENUES:
Commissions and fees	$371	$309	$1,200	$987
Interest income	19	16	52	50

Total revenues	390	325	1,252	1,037

EXPENSES:
General and administrative expenses (excluding non-cash compensation)	299	257	890	784
Non-cash compensation—performance options—(Note 6)	18	145	114	145
Depreciation expense	9	8	25	25
Amortization of goodwill—(Note 3)	—	9	—	26
Net (gain) loss on disposal of operations	—	(22)	1	(22)

Total expenses	326	397	1,030	958

OPERATING INCOME (LOSS)	64	(72)	222	79
INTEREST EXPENSE	16	21	50	63

INCOME (LOSS) BEFORE INCOME TAXES, EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	48	(93)	172	16
INCOME TAX EXPENSE (BENEFIT)—(Note 7)	20	(11)	83	36

INCOME (LOSS) BEFORE EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	28	(82)	89	(20)
EQUITY IN NET INCOME OF ASSOCIATES	3	1	10	9
MINORITY INTEREST (Including $— , $— , $— and $12, respectively, of preferred stock dividends)	—	—	(7)	(14)

NET INCOME (LOSS)	$31	$(81)	$92	$(25)

NET INCOME (LOSS) PER COMMON SHARE—(Note 8)
—Basic	$0.21	$(0.55)	$0.63	$(0.19)
—Diluted	$0.19	$(0.55)	$0.57	$(0.19)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING—(Note 8)
—Basic	147	146	147	133
—Diluted	167	146	162	133

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
(millions, except share data)
(unaudited)

	September 30, 2002	December 31, 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$194	$128
Fiduciary funds—restricted	1,490	1,282
Short-term investments	54	42
Accounts receivable, net of allowance for doubtful accounts of $30 and $25, respectively	6,930	5,703
Deferred tax assets	16	16
Other current assets	93	78

Total current assets	8,777	7,249

NONCURRENT ASSETS:
Fixed assets, net of accumulated depreciation of $123 and $95, respectively	202	185
Goodwill, net of accumulated amortization of $118 and $115, respectively	1,260	1,201
Investments in associates	107	135
Deferred tax assets	68	59
Other noncurrent assets	155	120

Total noncurrent assets	1,792	1,700

TOTAL	$10,569	$8,949

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,231	$6,799
Deferred revenue and accrued expenses	193	163
Provisions	38	38
Income taxes payable	130	75
Other current liabilities	158	167

Total current liabilities	8,750	7,242

NONCURRENT LIABILITIES:
Long-term debt	658	787
Provisions	99	102
Other noncurrent liabilities	108	106

Total noncurrent liabilities	865	995

Total liabilities	9,615	8,237

COMMITMENTS AND CONTINGENCIES (Note 11)
MINORITY INTEREST	19	16
STOCKHOLDERS' EQUITY:
Common shares, $0.000115 par value; Authorized: 4,000,000,000; Issued and outstanding, 148,081,265 shares and 147,635,170 shares, respectively	—	—
Additional paid-in capital	986	867
Accumulated deficit	(73)	(165)
Accumulated other comprehensive income (Note 9)	39	5
Treasury stock, at cost, 941,236 shares and 816,981 shares, respectively	(17)	(11)

Total stockholders' equity	935	696

TOTAL	$10,569	$8,949

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)
(unaudited)

	Nine months ended September 30,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$92	$(25)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25	25
Amortization of goodwill	—	26
Provision for doubtful accounts	5	7
Minority interest	4	1
Provisions	(12)	(18)
Provision for deferred income taxes	(7)	(20)
Non-cash compensation expense attributable to performance options	114	145
Other	(6)	(27)
Changes in operating assets and liabilities, net of effects from purchase of subsidiaries:
Fiduciary funds—restricted, net	(158)	(195)
Accounts receivable	(941)	(625)
Accounts payable	1,103	817
Other	20	27

Net cash provided by operations	239	138

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on disposal of fixed assets	2	4
Additions to fixed assets	(30)	(20)
Acquisitions of subsidiaries, net of cash acquired	(10)	(3)
Tax refund relating to prior acquisition	—	5
Purchase of short-term investments	(18)	(8)
Proceeds on sale of short-term investments	10	6
Proceeds from sale of operations	—	22

Net cash (used in) provided by investing activities	(46)	6

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(130)	(122)
Repayment of preference shares	—	(273)
Proceeds from initial public offering, net of offering costs	—	285
Purchase of treasury stock	(6)	—
Proceeds on sale of treasury stock	4	—
Proceeds from issue of common shares	1	1

Net cash used in financing activities	(131)	(109)

INCREASE IN CASH AND CASH EQUIVALENTS	62	35
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4	(3)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	128	88

CASH AND CASH EQUIVALENTS, END OF PERIOD	$194	$120

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    THE COMPANY AND ITS OPERATIONS

        Business—Willis Group Holdings Limited ("Willis Group Holdings") and subsidiaries (collectively, the "Company") provide a broad range of value-added risk management consulting and insurance brokerage services both directly and indirectly through its associates, to a diverse base of clients internationally. The Company provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Company acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Company's global distribution network. The Company also provides other value-added services.

        Organization—Willis Group Holdings was incorporated on February 8, 2001 as an exempted company under The Companies Act 1981 of Bermuda, for the sole purpose of redomiciling the ultimate parent company of the Willis Group (comprised of TA I Limited and subsidiaries) from the United Kingdom ("UK") to Bermuda. On incorporation, Willis Group Holdings was wholly-owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co., L.P. and one of the existing stockholders of TA I Limited ("TA I").

        Willis Group Holdings, effective from May 8, 2001, exchanged its common shares for all the issued and outstanding ordinary shares of TA I ("the Exchange Offer").

        As a result of the Exchange Offer, the former stockholders of TA I acquired a majority voting interest in Willis Group Holdings. Under accounting principles generally accepted in the United States ("US GAAP"), the company whose stockholders retain the majority interest in a combined business must be treated as the acquirer for accounting purposes. Accordingly, the transaction has been accounted for as a "reverse acquisition" for financial reporting purposes with TA I deemed to have acquired 100% of the equity interest in Willis Group Holdings. The relevant acquisition process utilizes the capital structure of Willis Group Holdings and the assets and liabilities of TA I and subsidiaries (collectively, the "Predecessor") have been recorded at historical cost.

        The Predecessor is the operating entity for financial reporting purposes, and the financial statements prior to May 8, 2001 represent the Predecessor's financial position and results of operations. The assets and liabilities and results of operations of the Predecessor are included as of May 8, 2001. Although TA I was deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Willis Group Holdings as the surviving corporation did not change. For the period prior to June 11, 2001, the date of Willis Group Holdings' initial public offering, the computation of net income (loss) per share has been retroactively restated to reflect the number of shares received in the Exchange Offer.

2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        The accompanying condensed consolidated financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with US GAAP.

        The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations for the nine month period ended September 30, 2002 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

        The December 31, 2001 balance sheet was derived from audited financial statements but does not include all disclosures required by US GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the Company's consolidated balance sheets as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), with effect from January 1, 2002. For business combinations for which the acquisition date was before July 1, 2001, the Company did not recognize and account for acquired intangible assets as assets separate from goodwill. Accordingly, upon initial adoption of SFAS 142, reclassification of the carrying amounts of previously acquired intangible assets was not required.

        In accordance with SFAS 142, the Company no longer amortizes goodwill and other intangible assets that have an indefinite useful life but rather tests such assets at least annually for impairment. No write down of goodwill has been made following completion of the transitional impairment test. The following pro forma disclosures are given for the three and nine month periods ended September 30, 2002 and 2001:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(millions, except per share data)
Net income (loss), as reported	$31	$(81)	$92	$(25)
Amortization of goodwill	—	9	—	26

Adjusted net income (loss)	$31	$(72)	$92	$1

Basic net income (loss) per common share, as reported	$0.21	$(0.55)	$0.63	$(0.19)
Amortization of goodwill	—	0.06	—	0.20

Adjusted basic net income (loss) per common share	$0.21	$(0.49)	$0.63	$0.01

Diluted net income (loss) per common share, as reported	$0.19	$(0.55)	$0.57	$(0.19)
Amortization of goodwill	—	0.06	—	0.20

Adjusted diluted net income (loss) per common share	$0.19	$(0.49)	$0.57	$0.01

4.    ACQUISITIONS

        On January 1, 2002 the Company acquired 22%, and a further 11% on September 30, 2002, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker, to improve the Company's market position and broaden its global offering and capabilities on behalf of its clients. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from January 1, 2002. The aggregate cash purchase price for the further 33% interest was $22 million, of which $5 million was deferred to 2003. The Company initially recorded goodwill of $21 million for these acquisitions pending completion of the purchase price allocation.

        The following table provides supplemental pro forma information for the three and nine month periods ended September 30, 2001 about the Company's results of operations as though the business combination had been completed as of the beginning of the reporting periods:

	Three months ended September 30,		Nine months ended September 30,
	2002 Actual	2001 Pro forma	2002 Actual	2001 Pro forma
	(millions, except per share data)
Total revenues	$390	$333	$1,252	$1,078
Income before income taxes, equity in net income of associates and minority interest	48	(95)	172	26
Net income (loss)	31	(81)	92	(23)

Net income (loss) per common share
—Basic	$0.21	$(0.55)	$0.63	$(0.17)
—Diluted	$0.19	$(0.55)	$0.57	$(0.17)

5.    DERIVATIVE FINANCIAL INSTRUMENTS

        The financial risks the Company manages through the use of financial instruments are interest rate risk and foreign currency risk. The Company's Board of Directors reviews and agrees on policies for managing each of these risks. The Company has applied SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") in accounting for these financial instruments.

        Interest rate contracts—The fair values of interest rate contracts are recorded in other current and noncurrent assets and liabilities on the balance sheet. Changes in fair value of contracts that are effective cashflow hedges as defined by SFAS 133 are recorded as a component of other comprehensive income with gains of $14 million and $21 million recorded for the three and nine month periods ended September 30, 2002, respectively, (2001: gains of $7 million and $1 million, respectively). Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        For interest rate contracts which were not effective for hedge accounting as defined in SFAS 133, the Company has recorded $— and $— in general and administrative expenses, representing the change in fair value for the three and nine month periods ended September 30, 2002, respectively (2001: gains of $1 million and $8 million, respectively).

        Foreign currency contracts—The fair values of foreign currency contracts are recorded in other current and noncurrent assets and liabilities, with changes in fair value of effective cashflow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        For the three and nine month periods ended September 30, 2002, the Company has recorded gains of $3 million and $8 million, respectively, in other comprehensive income relating to changes in fair value on contracts which are effective cashflow hedges as defined in SFAS 133 (2001: gains of $6 million and $7 million, respectively). For contracts which were not effective for hedge accounting as defined in SFAS 133, the Company has recorded gains of $— and $1 million in general and administrative expenses, representing the change in fair value for the three and nine month periods ended September 30, 2002, respectively (2001: $— and a loss of $6 million, respectively).

6.    NON-CASH COMPENSATION

        Willis Group Holdings applies the intrinsic value method allowed by Accounting Practices Board No.25, Accounting for Stock Issued to Employees ("APB 25") in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under variable plans is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained.

        In the third quarter of 2001, management of Willis Group Holdings determined that it was probable that the maximum performance condition would be attained. Accordingly, compensation expense was recorded from that period. For the three and nine month periods ended September 30, 2002, compensation expense of $18 million ($15 million, net of tax) and $114 million ($95 million, net of tax) has been recognized (2001: $145 million ($121 million, net of tax) and $145 million ($121 million, net of tax), respectively), based on the 11.2 million performance options outstanding at those dates (2001: 11.4 million), a market price of $33.49 (2001: $23.39) and an average elapsed performance period of 81% (2001: 62%).

7.    INCOME TAX EXPENSE (BENEFIT)

        In many tax jurisdictions, a corporate income tax deduction is not available for the excess of the quoted market price over the exercise price when employees exercise their stock options. Accordingly, the Company only recognizes a deferred income tax benefit related to the non-cash compensation charge to the extent that a future tax deduction is expected to be available.

        For the three and nine month periods ended September 30, 2002, a deferred income tax benefit of $3 million and $19 million, respectively, (2001: $24 million and $24 million), has been recognized in connection with the $18 million and $114 million, respectively, (2001: $145 million and $145 million), non-cash compensation charge for performance-based stock options. Adjusting for this charge the effective tax rate for the three and nine month periods ended September 30, 2002 was 35% and 36%, respectively.

        During the third quarter of 2001 there was a tax credit of $8 million arising from the restructuring of certain subsidiary companies. Adjusting for this non-recurring tax credit, the non-cash compensation charge, the amortization of goodwill and the disposal of Willis National, the underlying tax rate for both the three months and nine months ended September 30, 2001 was 38%.

8.    NET INCOME (LOSS) PER COMMON SHARE

        Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during each period. The computation of diluted net income (loss) per common share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issue of common shares that then shared in the net income (loss) of the Company.

        The computation of net income (loss) per share has been retroactively restated to reflect the number of shares of Willis Group Holdings, after consummation of the exchange offers.

        For the three and nine month periods ended September 30, 2002, time-based options to purchase 19,497,454 and 19,373,258 (2001: 18,626,016 and 18,071,839) common shares, respectively, and 198,174 and 173,951 restricted shares (2001: —), respectively, were outstanding. The following table represents the basic and diluted net income (loss) per common share for the three and nine month periods ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(millions, except per share data)
Basic weighted-average number of common shares outstanding	147	146	147	133
Dilutive effect of potentially issuable common shares	20	—	15	—

Diluted weighted-average number of common shares outstanding	167	146	162	133

Basic net income (loss) per common share	$0.21	$(0.55)	$0.63	$(0.19)
Dilutive effect of potentially issuable common shares	(0.02)	—	(0.06)	—

Diluted net income (loss) per common share	$0.19	$(0.55)	$0.57	$(0.19)

        During the third quarter of 2002, the reported results for the nine months ended September 30, 2002 exceeded the performance criteria (based on the twelve months' results ending December 31, 2002) necessary to trigger the vesting of the performance options. In accordance with SFAS No. 128, Earnings per Share, such potentially issuable shares have been included in the calculation of the average number of diluted shares from the beginning of the third quarter.

        The weighted average number of shares issuable upon the exercise of stock options for the three and nine month periods ended September 30, 2001, which were not included in the calculation because they were antidilutive, was 11,323,547 and 9,379,948, respectively.

9.    ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of comprehensive income (loss) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(millions)
Net income (loss)	$31	$(81)	$92	$(25)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(2)	4	4	(6)
Cumulative effect of accounting change (net of tax of $—, $—, $— and $5)	—	—	—	8
Unrealized holding gain (net of tax of $—, $1, $— and $1)	1	1	1	1
Net gain on derivative instruments (net of tax of $7, $2, $13 and $1)	17	11	29	7

Other comprehensive income, net of tax	16	16	34	10

Comprehensive income (loss)	$47	$(65)	$126	$(15)

        The components of accumulated other comprehensive income are as follows:

	September 30, 2002	December 31, 2001
	(millions)
Net foreign currency translation adjustment	$(5)	$(9)
Net cumulative effect of accounting change	8	8
Net unrealized holding gains	2	1
Net gain on derivative instruments	34	5

Accumulated other comprehensive income	$39	$5

10.  STOCKHOLDERS' EQUITY

        On June 11, 2001, Willis Group Holdings issued 23,000,000 common shares at $13.50 per share in an initial public offering. The net proceeds amounted to $280 million after deducting underwriting discounts, commissions and other expenses of the offering of $30 million. The net proceeds were used to redeem all the outstanding $273 million preference shares of a subsidiary on June 29, 2001.

11.  COMMITMENTS AND CONTINGENCIES

        In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

        At September 30, 2002, the Company had provisions of $26 million relating to this issue. Although the Company considers these provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review.

        At September 30, 2002, the Company had provisions of $22 million for discontinued operations that include estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

        The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

        The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

        The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

12.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

        The following table provides supplemental disclosures of cash flow information and non-cash flow investing and financing activities for the nine month period ended September 30:

	Nine months ended September 30,
	2002	2001
	(millions)
Cash flow information
Cash payments for income taxes	$56	$24

Cash payments for interest	$58	$74

Non-cash flow investing and financing activities
Acquisitions:
Fair value of assets acquired	$74	$8
Less: liabilities assumed	(71)	(8)
Cash acquired	(20)	(2)

Acquisitions, net of cash acquired	$(17)	$(2)

13.  SEGMENT INFORMATION

        The Company conducts its worldwide insurance broking activities through three operating segments: Global, North America and International. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Company has aggregated these three operating segments into one reportable segment.

WILLIS GROUP HOLDINGS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

        Total revenues increased by 20% to $390 million in the third quarter of 2002 from $325 million in the third quarter of 2001. Organic revenues, defined as revenues excluding the effects of foreign currency exchange rate movements, acquisitions and disposals, were 17% higher in the third quarter of 2002 than in the corresponding quarter of 2001. For the nine months to September 30, 2002, total revenues were $1,252 million, 21% higher than a year ago and 17% higher on a constant currency basis excluding the effects of acquisitions and disposals. The increase in revenues in both the third quarter and the nine-month period was largely due, in approximately equal measure, to both new business growth and the impact of higher premium rates prevailing in the market.

        Operating income of $64 million was recorded in the third quarter of 2002 compared with an operating loss of $(72) million in the third quarter of 2001. Excluding the non-cash compensation charge for performance-based stock options of $18 million and $145 million in the third quarter of 2002 and 2001, respectively, the gain or loss on disposal of operations, and the non-cash amortization of goodwill in 2001, operating income increased by $22 million (37%) in the third quarter of 2002 over the corresponding period of 2001. In the third quarter of 2002, EBITDA margin, or the ratio of revenues less general and administrative expenses (excluding non-cash compensation) to total revenues, was 23% compared to 21% in the third quarter of 2001. For the nine months, EBITDA margin was 29% compared with 24% in the first nine months of 2001.

        Net income increased by $112 million to $31 million ($0.19 per diluted share) in the third quarter of 2002 from a net loss of $(81) million ($(0.55) per diluted share) in the third quarter of 2001. For the nine months, net income was $92 million ($0.57 per diluted share) compared with a net loss of $(25) million ($(0.19) per diluted share) a year ago.

        Management believes that operating cash earnings is a measure helpful to investors because it shows the results of our trading and finance costs without the impact of non-cash and non-recurring items. Operating cash earnings rose by 84% to $46 million, or $0.28 per diluted share, in the third quarter of 2002 compared with $25 million, or $0.16 per diluted share, in the third quarter of 2001. For the nine months, operating cash earnings increased by 92% to $188 million, or $1.13 per diluted share, compared with $98 million or $0.69 per diluted share a year ago. The derivation of operating cash earnings from net income under US GAAP is shown below:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(millions, except per share data)
Net income (loss), as reported	$31	$(81)	$92	$(25)
Non-cash compensation—performance options (net of tax $3, $24, $19, $24)	15	121	95	121
Amortization of goodwill	—	9	—	26
(Gain) loss on disposal of operations (net of tax $—, $6, $—, $6)	—	(16)	1	(16)
Non-recurring tax credit	—	(8)	—	(8)

Operating cash earnings	$46	$25	$188	$98

Weighted average number of common shares outstanding:
—diluted, as reported	167	146	162	133
—dilutive effect of potentially issuable shares not included at September 30, 2001 because they were antidilutive (Note 1)	—	12	—	9
—dilutive effect of performance options assuming performance criteria had been met for all periods subsequent to the third quarter 2001 (Note 2)	—	—	5	—

Average number of diluted shares, operating basis	167	158	167	142

Operating cash earnings per diluted share, operating basis	$0.28	$0.16	$1.13	$0.69

        Note 1. Because a net loss was reported for the third quarter and nine months ended September 30, 2001, all potentially issuable shares were antidilutive and, therefore, were not included in the calculation of the average number of diluted shares for those periods.

        Note 2. In the third quarter of 2001, management determined that it was probable that the performance options would ultimately be earned in full and we began to record a non-cash compensation charge based on the difference between the fair value of our stock at the period end and the exercise price of the performance options. However, in accordance with SFAS 128, "Earnings per Share", such potentially issuable shares are not included in the calculation of net income per diluted share until the period in which the reported results exceed the minimum performance criteria. This occurred in the third quarter 2002. Accordingly, the dilutive effect of the performance options was not included in the calculation of reported net income per diluted share until the beginning of the third quarter 2002. Management believes it is helpful for investors to present operating cash earnings per diluted share on the basis that the dilutive effect of the performance options had been included for all periods commencing from the third quarter of 2001, the period when management initially determined that it was probable that the performance criteria would be met. Accordingly, the average number of diluted shares, operating basis, includes the dilutive effect of performance options for all periods commencing from the third quarter of 2001.

Revenues

        Commissions and fees increased by $62 million (20%) to $371 million in the third quarter of 2002 from $309 million in the third quarter of 2001. Interest income was $3 million higher when compared with the corresponding period of 2001.

        Global:    Revenues generated by our Global business increased by $33 million (20%) to $197 million in the third quarter of 2002 from $164 million in the third quarter of 2001. Adjusting for the disposal of Willis National in July 2001, revenues increased by 20% in constant currency terms. Global's specialty businesses, aerospace, marine and reinsurance, continued to benefit from a pronounced increase in the premium rates prevailing in these markets and from new business successes.

        North America:    Revenues generated by our North America business increased by $14 million (11%) to $140 million in the third quarter of 2002 from $126 million in the third quarter of 2001. Adjusting for the acquisition of Richard N. Goldman & Co., effective December 31, 2001, revenues increased by 12%. The U.S. middle market experienced significant premium rate increases across all lines.

        International:    Revenues generated by our International business increased by $18 million (51%) to $53 million in the third quarter of 2002 from $35 million in the third quarter of 2001. Adjusting for the effect on revenues of increasing our investment in Jaspers Wuppesahl, which resulted in an accounting change from the equity method to full consolidation, International revenues increased by 17% in constant currency terms led by good performance in Continental Europe, Eastern Hemisphere (especially Australia) and Latin America.

Expenses

        General and administrative expenses (excluding non-cash compensation) increased by $42 million (16%) to $299 million from $257 million in the third quarter of 2001. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, general and administrative expenses grew by 11% in the third quarter of 2002 compared with the third quarter of 2001. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives. We also continued to invest in systems and information technology to enhance our customer service and management information capabilities. For the nine months, general and administrative expenses (excluding non-cash compensation) were 14% higher than a year ago but 9% higher on a constant currency basis adjusting for acquisitions and disposals.

        In the third quarter of 2002, we recorded a non-cash charge for performance-based stock options in the amount of $18 million. This charge, which the Company commenced to take in the third quarter of 2001, recognizes performance-based stock options granted to management by the Board of Directors as part of the 1998 buyout arrangements of our predecessor, for meeting or exceeding 2001 and 2002 performance targets. The cumulative charge since the third quarter of 2001, totaling $272 million, represents approximately 81% of the total estimated charge based on the quarter-end stock price of $33.49. Approximately $5 million of the third quarter charge represented the cumulative catch-up adjustment based on the increase in the stock price during the quarter. The remaining performance option charge will be calculated in accordance with the vesting schedule and any change in the stock price during 2002 and will be recognized quarterly through 2004.

        Total expenses, which includes non-cash compensation referred to above, fell by $71 million (18%) to $326 million in the third quarter of 2002 from $397 million in the third quarter of 2001. Total expenses for the third quarter of 2001 also included a $22 million gain on the disposal of our 51% interest in Willis National.

        The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective from January 1, 2002. In accordance with SFAS 142, the Company no longer amortizes goodwill and other intangible assets that have an indefinite life but rather tests such assets at least annually for impairment. No impairment charges resulted from the implementation of SFAS 142. Amortization of goodwill in the third quarter of 2001 and nine months to September 30, 2001 amounted to $9 million and $26 million, respectively.

Interest Expense

        Interest expense of $16 million in the third quarter of 2002 was $5 million lower than in the third quarter of 2001, reflecting lower principal amounts of debt outstanding following the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Income Taxes

        Income tax expense for the third quarter of 2002 amounted to $20 million compared with an income tax benefit of $11 million in the corresponding period of 2001. Adjusting for the non-cash compensation charge for performance-based stock options, for which only approximately 40% of the total charge is tax deductible, and excluding goodwill amortization charges, for which no tax deductions are available, the underlying tax rate for the third quarter of 2002 was 35%. For the nine months, income tax expense amounted to $83 million and the underlying tax rate was 36%.

        During the third quarter of 2001, there was a tax credit of $8 million arising from the restructuring of certain subsidiary companies. Adjusting for this non-recurring tax credit, the non-cash compensation charge, the amortisation of goodwill and the disposal of Willis National, the underlying tax rate for both the three months and nine months ended September 30, 2001 was 38%.

Associates

        Equity in net income of our associates was $3 million in the third quarter of 2002, compared with $1 million in the corresponding period of 2001. For the nine months equity in net income of our associates was $10 million, an increase of $1 million compared with $9 million a year ago. Most of our associates reported increased earnings in 2002. For the three and nine months ended September 30, 2001, equity in net income of our associates included our share of earnings from Jaspers Wuppesahl, our former associate in Germany, which became a subsidiary from January 1, 2002.

Minority Interest

        The increase in minority interests for the nine months ended September 30, 2002, after excluding the $12 million attributable to preference shares in 2001, was largely due to the consolidation of Jaspers Wuppesahl from January 1, 2002, when that former associate became a subsidiary.

Liquidity and capital resources

        Net cash provided by operations increased by $101 million to $239 million in the nine months from $138 million in the corresponding period of 2001. This increase was due primarily to the improved operating results.

        On January 1, 2002 and September 30, 2002, the Company acquired a further 22% and 11% interest respectively, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from January 1, 2002. The aggregate purchase price was $22 million, of which $5 million was deferred to 2003.

        Total long-term debt outstanding at September 30, 2002 was $658 million, down from $787 million at the end of 2001 following repayments totaling $129 million during the nine months.

        At September 30, 2002, our cash and cash equivalents aggregated $194 million, an increase of $66 million from December 31, 2001. We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Forward looking information

        This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2002
WILLIS GROUP HOLDINGS LIMITED
	By:	/s/ THOMAS COLRAINE Thomas Colraine Group Chief Financial Officer

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES